SCHEDULE 13D
                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                                 Phar-Mor, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   717113-10-3
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                 Robert H. Stone
                               Avatex Corporation
                              Avatex Funding, Inc.
                             M & A Investments, Inc.
                    5910 North Central Expressway, Suite 1780
                               Dallas, Texas 75206
                                 (214) 365-7453
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 11, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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           CUSIP No. 717113-10-3                                                   Page 2 of 6 pages
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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

---------------------- ---------------------------------------------------------------------------------------------

         1             Names of Reporting Persons/I.R.S.                                  Avatex Corporation
                       Identification Nos. of Above Persons (Entities Only:)                 25-1425889

---------------------- ---------------------------------------------------------------------------------------------

         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]

---------------------- ---------------------------------------------------------------------------------------------

         3             SEC Use Only

---------------------- ---------------------------------------------------------------------------------------------

         4             Source of Funds (See Instructions):                                                     WC

---------------------- ---------------------------------------------------------------------------------------------

         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                        [  ]

---------------------- ---------------------------------------------------------------------------------------------

         6             Citizenship or Place of Organization                                              Delaware

---------------------- ---------------------------------------------------------------------------------------------

                                 7       Sole Voting Power:                                                91,902
        Number of
          Shares            ------------ ---------------------------------------------------------------------------
       Beneficially
         Owned by                8       Shared Voting Power:                                           5,826,033
      Each Reporting
       Person With          ------------ ---------------------------------------------------------------------------

                                 9       Sole Dispositive Power:                                           91,902

                            ------------ ---------------------------------------------------------------------------

                                10       Shared Dispositive Power:                                      5,826,033

---------------------- ---------------------------------------------------------------------------------------------

        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                        5,917,935

---------------------- ---------------------------------------------------------------------------------------------

        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                    [  ]

---------------------- ---------------------------------------------------------------------------------------------

        13             Percent of Class Represented by Amount in Row (11):                                  48.0%

---------------------- ---------------------------------------------------------------------------------------------

        14             Type of Reporting Person:                                                               CO

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           CUSIP No. 717113-10-3                                                   Page 3 of 6 pages
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         1             Names of Reporting Persons/I.R.S.                                Avatex Funding, Inc.
                       Identification Nos. of Above Persons (Entities Only:)                 75-2832486

---------------------- ---------------------------------------------------------------------------------------------

         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]

---------------------- ---------------------------------------------------------------------------------------------

         3             SEC Use Only

---------------------- ---------------------------------------------------------------------------------------------

         4             Source of Funds (See Instructions):                                                     OO

---------------------- ---------------------------------------------------------------------------------------------

         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                        [  ]

---------------------- ---------------------------------------------------------------------------------------------

         6             Citizenship or Place of Organization                                              Delaware

---------------------- ---------------------------------------------------------------------------------------------

                                 7       Sole Voting Power:                                                     0
        Number of
          Shares            ------------ ---------------------------------------------------------------------------
       Beneficially
         Owned by                8       Shared Voting Power:                                           4,704,033
      Each Reporting
       Person With          ------------ ---------------------------------------------------------------------------

                                 9       Sole Dispositive Power:                                                0

                            ------------ ---------------------------------------------------------------------------

                                10       Shared Dispositive Power:                                      4,704,033

---------------------- ---------------------------------------------------------------------------------------------

        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                        4,704,033

---------------------- ---------------------------------------------------------------------------------------------

        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                    [  ]

---------------------- ---------------------------------------------------------------------------------------------

        13             Percent of Class Represented by Amount in Row (11):                                  38.1%

---------------------- ---------------------------------------------------------------------------------------------

        14             Type of Reporting Person:                                                               CO

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           CUSIP No. 717113-10-3                                                   Page 4 of 6 pages
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         1             Names of Reporting Persons/I.R.S.                          M & A Investments, Inc.
                       Identification Nos. of Above Persons (Entities Only:)                 75-2521295

---------------------- ---------------------------------------------------------------------------------------------

         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]

---------------------- ---------------------------------------------------------------------------------------------

         3             SEC Use Only

---------------------- ---------------------------------------------------------------------------------------------

         4             Source of Funds (See Instructions):                                                     WC

---------------------- ---------------------------------------------------------------------------------------------

         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                        [  ]

---------------------- ---------------------------------------------------------------------------------------------

         6             Citizenship or Place of Organization                                              Delaware

---------------------- ---------------------------------------------------------------------------------------------

                                 7       Sole Voting Power:                                                     0
        Number of
          Shares            ------------ ---------------------------------------------------------------------------
       Beneficially
         Owned by                8       Shared Voting Power:                                           1,122,000
      Each Reporting
       Person With          ------------ ---------------------------------------------------------------------------

                                 9       Sole Dispositive Power:                                                0

                            ------------ ---------------------------------------------------------------------------

                                10       Shared Dispositive Power:                                      1,122,000

---------------------- ---------------------------------------------------------------------------------------------

        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                        1,122,000

---------------------- ---------------------------------------------------------------------------------------------

        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                    [  ]

---------------------- ---------------------------------------------------------------------------------------------

        13             Percent of Class Represented by Amount in Row (11):                                   9.1%

---------------------- ---------------------------------------------------------------------------------------------

        14             Type of Reporting Person:                                                               CO

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                                       4
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         This Amendment No. 8 amends and supplements the Statement on Schedule
13D filed with the Securities and Exchange Commission on August 29, 1997, as amended by Amendment No. 1 thereto filed on August 17, 2000, Amendment No. 2 thereto filed on August 23, 2000, Amendment No. 3 thereto filed on November 1, 2000, Amendment No. 4 thereto filed on November 22, 2000, Amendment No. 5 thereto filed on December 21, 2000, Amendment No. 6 thereto filed on January 2, 2001, and Amendment No. 7 thereto filed on February 22, 2001, by Avatex Corporation, a Delaware corporation ("Avatex"), Avatex Funding, Inc., a Delaware corporation ("Funding"), and M&A Investments, Inc., a Delaware corporation ("M&A"), with respect to their ownership of common stock, par value $0.01 per share ("Common Stock"), of Phar-Mor, Inc. ("Phar-Mor"). Avatex, Funding and M&A are referred to collectively as the "Reporting Persons."

         Item 3. Source and Amount of Funds or Other Consideration
                 -------------------------------------------------

         Since the filing of Amendment No. 7 to Schedule 13D on February 22, 2001, M&A purchased a total of 147,000 shares of Common Stock on the Nasdaq National Market for a total purchase price of approximately $137,520, as follows:

         Trade Date           No. of Shares            Price per Share
         ----------           -------------            ---------------

         03/26/01                    30,000                    $ 0.875
         03/28/01                    45,000                      0.896
         03/29/01                    15,000                      1.000
         04/16/01                     5,000                      1.000
         05/09/01                    15,000                      0.980
         06/11/01                    37,000                      0.980
                                     ------

         Total:                     147,000

         All of the funds used to purchase the foregoing shares of Common Stock were from M&A's general corporate funds.

         Item 5. Interest in Securities of the Issuer.
                 ------------------------------------

         (a) As of the date of this Amendment No. 8, Avatex beneficially owns 5,917,935 shares of Common Stock, which consists of (i) 91,902 shares underlying warrants to purchase Common Stock owned by Avatex, (ii) 4,704,033 shares of Common Stock owned by Funding, and (iii) 1,122,000 shares of Common Stock owned by M&A. Based upon 12,240,865 shares of Common Stock outstanding as of April 30, 2001, as set forth in Phar-Mor's Quarterly Report on Form 10-Q for the fiscal


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quarter ended March 31, 2001, plus 91,902 shares beneficially owned by Avatex described in subsection (a) of this Item 5 that would be issued upon the exercise of warrants held by Avatex, Avatex beneficially owns approximately 48.0% of Phar-Mor's outstanding Common Stock, Funding beneficially owns approximately 38.1% of Phar-Mor's outstanding Common Stock and M&A beneficially owns approximately 9.1% of Phar-Mor's outstanding Common Stock.

         (b) Avatex has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 91,902 shares underlying warrants to purchase Common Stock owned by Avatex. Avatex and Funding have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 4,704,033 shares of Common Stock owned by Funding. Avatex and M&A have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 1,122,000 shares of Common Stock owned by M&A.

         (c) The only transactions involving Common Stock by the Reporting Persons since February 22, 2001 are reflected in Item 3 above.

                                   Signatures

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2001.

                               Avatex Corporation
                               Avatex Funding, Inc.
                               M & A Investments, Inc.



                               By:  /s/ Abbey J. Butler
                                    --------------------------
                                    Abbey J. Butler
                                    Co-Chief Executive Officer





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